Global Quest Ltd.
103-1602 Gogi 3, Sujigu,
Yonginsi, Geong Gido, Korea

October 16, 2015

Securities and Exchange Commission
Washington DC.

Attention: Ji Shin

We are responding to the comments dated October 13, 2015 relating to the Company’s Prospectus on Form S-1/A filed on September 29, 2015. The response has been numbered to correspond with the comments in the October 13, 2015 letter.

Facing Page

We note that you have removed the checkmark to indicate that the offering will be on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933 and stated in response to prior comment 13 that you are not registering shares for the selling shareholders under Rule 415. However, you state in the prospectus summary that the offering will conclude upon the earliest of such time as all of the common stock has been sold pursuant to the registration statement, which appears to indicate that the shares will be offered on a delayed or continuous basis.  Please provide your analysis as to why this is not a delayed or continuous offering pursuant to Rule 415.  If you conclude that this is a Rule 415 offering, please also revise your undertakings.

We have rechecked  the box as a delayed or continuous offering under Rule 415 and have revised our undertakings section.

Risk Factors

 “If we do not register a class of securities under Section 12 of the Exchange Act...,” page 11

We note your response to prior comment 3 that you intend to file a Form 8-A upon the effectiveness of this registration statement to register your common stock under the Exchange Act of 1934. As such, it is unclear why this risk factor is relevant. Please remove, or advise.

We have removed this risk factor from the Registration Statement

Plan of Distribution, page 15

Please revise your disclosure to state that the selling shareholders are, rather than may be deemed, underwriters within the meaning of Section 2(a)(11) of the Securities Act.

We have revised throughout the document any reference to "may be deemed underwriters", to "are deemed underwriters"

Please revise your disclosure on page 15 in accordance with your response to prior comment 2 to remove any implication that the shareholders have the ability to sell their shares at market prices.

We have revised this section to remove any implication that the shareholders have the ability to sell their shares at market prices.

Yours truly,

/s/ Shim Kyoung Hwa